Exhibit 3.1
AMENDMENT TO
BY-LAWS
OF
SUFFOLK BANCORP
Pursuant to the approval granted by the board of directors of Suffolk Bancorp (the "corporation"), in a meeting held on June 26, 2016, and the subsequent resolution contained in the minutes of the meeting of the same date, the By-Laws, as amended (the "By-Laws"), of the corporation were amended as follows, effective as of the date set forth below:
RESOLVED, that the corporation's By-Laws be, and hereby are, amended to add a new Article XIII as follows:
"ARTICLE XIII – EXCLUSIVE FORUM FOR ADJUDICATION OF DISPUTES
Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the corporation to the corporation or to the corporation's shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the New York Business Corporation Law or the corporation's certificate of incorporation or these by-laws (as either may be amended from time to time) or (iv) any action asserting a claim related to or involving the corporation that is governed by the internal affairs doctrine, shall be a state court located within Suffolk County in the State of New York (or, if no state court located within Suffolk County in the State of New York has jurisdiction, the federal court for the Eastern District of New York)."
Except as specifically amended herein, all other terms and conditions of the By-Laws shall remain the same and in full force and effect.

June 26, 2016	/s/ Howard C. Bluver
Howard C. Bluver
Chief Executive Officer & President